AMERICAN STRATEGIC MINERALS CORPORATION

2331 Mill Road, Suite 100

Alexandria, VA 22314

January 17, 2013

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Pamela Long, Assistant Director

Re:	American Strategic Minerals Corporation Preliminary Proxy Statement on Schedule 14A Filed December 21, 2012 File No. 0-54652

Dear Ms. Long:

American Strategic Minerals Corporation (the “Company”) hereby submits its response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comment dated January 16, 2013 (the “Comment Letter”) relating to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on December 21, 2012 (the “PRE 14A”).

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 1 to the PRE 14A (the “PRER 14A”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

General

Comment No. 1. We note that the preliminary proxy statement on Schedule 14A which was filed on December 21, 2012 is to amend the company’s articles of incorporation to change the company’s name to Marathon Patent Group, Inc. because the board of directors determined that the name better reflects the company’s long term strategy, identity, and new business direction. Disclose what the company’s long term strategy and new business direction are. Further, disclose what comprise the company’s assets for its long term strategy and new business direction.

Response No. 1. In its Amendment No. 1 to the Current Report on Form 8-K filed with the Commissions on December 26, 2012, the Company stated that: “Through our wholly owned subsidiary, Sampo, as the owner of certain intellectual property rights, we intend to carry on the business of engaging in the acquisition, development and monetization of intellectual property through both the prosecution and licensing of our own patent portfolio, the acquisition of additional intellectual property or partnering with others to defend and enforce our patent rights along with our current real estate business, although we are exploring alternatives for our real estate business including possible sale or disposition.” Although discussions have been held regarding its new business direction, the Company has not entered into any definitive agreements relating thereto.

The Company has made similar disclosure in the PRER 14A; please see page 5.

Comment No. 2. We note that the preliminary proxy statement on Schedule 14A which was filed on December 21, 2012 also is to authorize the board of directors to amend the company’s articles of incorporation to effect a two for three reverse split of the company’s common stock. Because the reverse split will decrease the number of issued and outstanding shares of common stock and increase the number of shares of common stock available for issuance, disclose whether the company has any plans, proposals, or understandings, formally or informally, to issue any of the additional shares of common stock that would be available after the reverse split is effected.

Response No. 2. The Company presently has 46,712,977 shares of its common stock issued and outstanding. As you note, should the 2 for 3 reverse split be effectuated, the number of shares issued and outstanding will decrease, in this case to approximately 31,141,985. As you further note, a reverse split would enable the Company to issue a greater number of its shares of common stock. As disclosed in the section entitled “Background and Reasons for the Reverse Split; Potential Consequences of the Reverse Split,” however, the Company is taking this action in the hopes of increasing the market price of its shares of common stock. The Company is not amending its articles of incorporation to increase the number of its authorized shares of capital stock. The Company presently has no plans to issue any shares of its common stock but reserves the right to develop and act upon any such plans should it determine to do so.

The Company has added disclosure to the PRER 14A stating that it has no plans to issue any of the additional shares that would become available after the reverse split is effectuated; please see page 6.

Comment No. 3. For notice and timing of a reverse stock split, we direct your attention to the requirements of Rule 10b-17 under the Exchange Act.

Response No. 3. The Company is aware of the requirements of Rule 10b-17 and will comply therewith in the event that it determines to effectuate the reverse split.

The Company hereby acknowledges that:

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (305) 571-1000 or our counsel Harvey Kesner, Esq. at (212) 930-9700.

Very truly yours,

 /s/ Doug Croxall